# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: IMMUNOME, INC., CIK 0001472012
CUSIP: 45257U108
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 18702 North Creek Parkway, Suite 100, Bothell, Washington (WA), 98011
Date of event which requires filing of this statement: 01/31/2025
Amends the filing with accession number 0000895345-23-000577
Filed by CIK 0001996276
Persons authorized to receive notices and communications: James P. Boylan, Enavate Sciences, 106 W 56th Street, 8th Floor, New York, New York (NY), 10019, (332) 275-5551

## Reporting persons
- Immunome Aggregator, LP (CIK 0001996276): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,768,583; sole dispositive power 0; shared dispositive power 4,768,583; aggregate amount beneficially owned 4,768,583 (6% of the class)
- Enavate Sciences GP, LLC (CIK 0001953107): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,768,583; sole dispositive power 0; shared dispositive power 4,768,583; aggregate amount beneficially owned 4,768,583 (6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: IMMUNOME, INC.
Address of issuer's principal executive offices: 18702 North Creek Parkway, Suite 100, Bothell, Washington (WA), 98011
Comment: This Amendment No. 1 (this "Amendment No. 1" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on October 12, 2023 (the "Statement") by the Reporting Entities. Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Enavate Sciences GP, LLC ("Enavate GP") and Immunome Aggregator, LP (with Enavate GP, collectively, the "Reporting Entities"). The Reporting Entities expressly disclaim status as a "group" for purposes of this Schedule 13D.
Residence or business address: The principal business office of Enavate GP is 2882 Sand Hill Road, Suite 100, Menlo Park, CA 94025. The principal business office of Immunome Aggregator, LP is 106 W 56th Street, 8th Floor, New York, NY 10019.
Present principal occupation or employment: The principal business of Enavate GP is performing the functions of, and serving as, the sole general partner of Immunome Aggregator, LP and certain affiliated partnerships, which make venture capital investments. The principal business of Immunome Aggregator, LP is investing in and holding the securities of the Issuer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Entities has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Entities has been a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Enavate GP and Immunome Aggregator, LP was organized in the state of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented as follows:

On January 31, 2025, Immunome Aggregator, LP. purchased 1,290,322 shares of Common Stock at a price of $7.75 per share from the underwriters of the Issuer's public offering (the "2025 Offering"). The aggregate purchase price for all securities acquired by Immunome Aggregator, LP in the 2025 Offering was $9,999,995.50, which was funded by capital contributions from Immunome Aggregator, LP's general and limited partners.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Rows 11 and 13 of each Reporting Entities' cover page to this Schedule 13D set forth the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by such Reporting Entity and are incorporated by reference. The percentage set forth in each row 13 is based upon 79,776,901 shares of common stock outstanding as of January 31, 2024 as disclosed in the Issuer's prospectus supplement dated January 29, 2025 filed with the SEC on January 30, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Entities' cover page to this Schedule 13D set forth the number of shares of Common Stock as to which such Reporting Entity has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth herein, none of the Reporting Entities has effected any transactions with respect to the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement

## Signatures
- Immunome Aggregator, LP: /s/ James P. Boylan, By: Enavate Sciences GP, LLC, its General Partner, By James P. Boylan, Manager (02/04/2025)
- Enavate Sciences GP, LLC: /s/ James P. Boylan, By James P. Boylan, Manager (02/04/2025)